RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2014.  To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

REPÚBLICA ORIENTAL DEL URUGUAY

Gross Domestic Product and Structure of the Economy

Uruguay’s GDP increased by 2.1% during the first six months of 2015 compared to the same period in 2014.

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.

Change in Gross Domestic Product by Expenditure
(% change from previous period, except as otherwise indicated, 2005 prices)

January/June 2014/2015(1)(2)
Government consumption	2.2%
Private consumption	0.6
Gross fixed investment	(2.6)
Public sector	(8.6)
Private sector	(1.3)
Exports of goods and services	2.2
Imports of goods and services	(0.7)
Total GDP	2.1

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(1) Preliminary data.

(2) January 1- June 30, 2015 compared to January 1- June 30, 2014.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding changes in GDP by expenditure for the periods indicated.

Change in Gross Domestic Product by Sector
(% change from previous period, except as otherwise indicated, 2005 prices)

January/June 2014/2015(1)(2)
Primary activities	3.6%
Manufacturing	10.6
Electricity, gas and water	(24.0)
Construction	(3.8)
Commerce, restaurants and hotels	(1.1)
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January/June 2014/2015(1)(2)
Transportation, storage and communications	4.9
Other services(3)(4)(5)	2.4

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(1) Preliminary data.

(2) January 1- June 30, 2015 compared to January 1- June 30, 2014.

(3) Data includes mining.

(4) Includes public sector services and other services.

(5) Data for the periods January/June 2014/2015 includes real estate, business, financial and insurance services.

Source: Banco Central.

Growth in the manufacturing sector (10.6% in the first six months of 2015 compared to the same period in 2014) was mainly driven by the expansion of the paper pulp sector. Growth in primary activities (3.6% in the first six months of 2015 compared to the same period of 2014) was mainly due to an increase in forestry, partially offset by a decline in agriculture and livestock.

The electricity, gas and water sector contracted by 24.0% in the first six months of 2015 compared to the same period in 2014, mainly as a result of a decrease in the generation and distribution of electricity due to lower hydroelectric generation due to the drought that extended through the first six months of 2015.

The decline in the construction sector (3.8% in the first six months of 2015 compared to the same period of 2014) was due to lower public and private sector investment. In particular, the completion of the construction of the “Montes del Plata” paper pulp mill in Colonia and the decrease of road works and telecommunications, which were partially offset by the increase of generation and conduction of electricity works.

Economic activity during the second quarter of 2015 contracted with respect to the same period in 2014, with GDP decreasing by 0.1%, mainly as a result of negative growth in the electricity, gas and water sector, the construction sector and the commerce, restaurants and hotels sector, which was partially offset by growth in primary activities, manufacturing, transportation, storage and communications, and other services.

Role of the State in the Economy

The agreement between Gas Sayago S.A. (owned by UTE and ANCAP) and Gas Natural Licuado del Sur S.A (“GNLS”), a consortium comprised of GDF Suez S.A. and the Japanese company Marubeni, in connection with the concession awarded by the government in May 2013 for the construction and operation of Gas Sayago, a LNG regasification facility in Montevideo,

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was terminated in September 2015 following an impossibility to perform by GNLS’s subcontractor, OAS S.A. Under the terms of the agreement, the Republic was paid U.S.$100 million by GNLS on account of such termination. The Republic expects to launch a new international bidding process for the construction of the facility.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate stood at 7.6% in August 2015, compared to 6.7% in August 2014, while the average nationwide employment rate decreased to 58.4% in August 2015, compared to 59.9% in August 2014.

Wages

For the 12-month period ended August 31, 2015, average real wages decreased by 0.5% compared to an increase of 4.8% for the 12-month period ended August 31, 2014. During this period, public sector real wages increased by 0.1%, while average private sector real wages decreased by 0.8%.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended August 31, 2015 totaled US$8.0 billion, compared to US$9.4 billion for the same period in 2014. Merchandise imports totaled US$10.4 billion for the 12-month period ended August 31, 2015, compared to US$11.9 billion for the 12-month period ended August 31, 2014.

Merchandise trade for the 12-month period ended August 31, 2015 recorded a deficit of US$2.4 billion, compared to a deficit of US$2.5 billion for the 12-month period ended August 31, 2014.

BALANCE OF PAYMENTS

In the 12-month period ended June 30, 2015, Uruguay’s balance of payments registered a deficit of US$75 million, compared to a surplus of US$3.6 billion for the 12-month period ended June 30, 2014.

Current Account

Uruguay’s current account for the 12-month period ended June 30, 2015 recorded a deficit of US$2.3 billion, compared to a deficit of US$3.0 billion for the 12-month period ended June 30, 2014.

The decrease in the current account deficit was mainly attributable to a decrease in imports, which decreased by US$1.8 billion over the 12-month period ended June 30, 2015, at a pace faster than exports, which decreased by US$0.9 billion during the same period (primarily as a result of the significant decrease in international oil prices).

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Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$2.6 billion for the 12-month period ended June 30, 2015, compared to a US$6.7 billion surplus for the 12-month period ended June 30, 2014.

Portfolio investment totaled US$1.3 billion for the 12-month period ended June 30, 2015, compared to US$2.6 billion for the 12-month period ended June 30, 2014. Foreign direct investment decreased to US$2.4 billion for the 12-month period ended June 30, 2015 compared to the US$3.1 billion for the 12-month period ended June 30, 2014.

MONETARY POLICY AND INFLATION

Monetary Policy

Banco Central achieved its intermediate monetary policy for the third quarter of 2015. Aggregate M1’ increased 7.2% in the third quarter of 2015 compared to the same period in 2014, within the target range set by Banco Central of 7% - 9% for the third quarter of 2015. In October 2015, Banco Central set the target increase range for the M1’ monetary aggregates for the fourth quarter of 2015 at 7% - 9%.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the periods indicated.

	Percentage Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices
For the 12 months ended September 30, 2015	9.1%	6.6%

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Source: National Institute of Statistics.

The 12-month rolling consumer price inflation rate reached 9.1% for the period ended September 30, 2015. For the 12-month period ended September 30, 2015, wholesale prices showed an increase of 6.6%.

The weighted average annual interest rate for 91 to 180 day term deposits in U.S. dollars in the banking system was 0.6%, 0.5% and 0.4% in December 2009, December 2010 and December 2011, respectively. This rate was 0.4% in December 2012, 0.3% in December 2013, 0.3% in December 2014 and remained at 0.3% in June 2015. The weighted average annual interest rate for 91 to 180 day term deposits in pesos in the banking system was 5.2% in December 2009. This rate stood at 5.2% in December 2010, 4.7% in December 2011, 4.8% in December 2012, 5.2% in December 2013, 5.3% in December 2014 and declined to 5.2% in June 2015.

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Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates (1)
(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended September 30, 2015	29.133	23.507	25.948	29.097

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(1) Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL POLICY

The government submitted the five-year budget bill for the period 2015-2019 to Congress on August 31, 2015. The proposed budget takes into account macroeconomic developments in the region and is based on the sustainability of public finances, macroeconomic stability, economic growth and the need to further advance social policies. Subject to congressional debate and approval of the bill to be submitted by government, President Vazquez is expected to sign into law the 2015-2019 budget by December 2015.

The government’s bill contemplates a reduction of the consolidated public sector deficit from 3.5% of GDP in 2014 to 2.5% of GDP in 2019. The budget also contemplates an increase in the public sector primary balance from (0.6%) of GDP in 2014 to 1.0% of GDP in 2019. The government seeks to earmark increased revenues for expanded infrastructure investments and social expenditures. In addition, in July 2015, President Vázquez, announced an infrastructure plan involving investments of US$12.3 billion over the next five years to sustain long-term growth. The infrastructure plan contemplates that slightly more than one third of the investment will be financed with private sector resources.

PUBLIC SECTOR FINANCES

In the 12-month period ended August 31, 2015, Uruguay’s public sector generated an overall deficit of US$2.0 billion (3.6% of GDP), compared to a deficit of US$1.8 million (3.3% of GDP) for the same period ended August 31, 2014.

For the 12-month period ended August 31, 2015, Uruguay’s public sector primary result recorded a deficit of US$166 million (0.3% of GDP), compared to a deficit of US$293 million (0.5% of GDP) for the 12-months ended August 31, 2014.

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PUBLIC SECTOR DEBT

Domestic Debt

In the nine month period ended September 30, 2015 the central government issued treasury notes denominated in nominal pesos and linked to the CPI for an aggregate principal amount equivalent to US$1.2 billion.

External Debt

The following table sets forth the total public external debt, net of international reserve assets and certain other assets of Banco Central, as of the date indicated.

Total Public External Debt, Net of International Reserve Assets
(in millions of US$)

	As of June 30, 2015(1)
Total gross public external debt	US$	19,232
Less external assets:	19,283
Non-financial public sector(2)	139
Banco Central	19,144
Of which:
Banco Central international reserve assets(3)	18,324
Other assets	820
Total public external debt, net of assets	US$	(52)

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(1) Preliminary data.

(2) Commencing in 2014, based on information provided by ANCAP, Banco Central has excluded equity interests held by ANCAP in other entities from this item.

(3) Gold valued for each period at London market prices at end of period.

Source: Banco Central.

Total Debt

The gross public debt totaled US$34.0 billion as of June 30, 2015, compared to US$33.6 billion as of December 31, 2014.

As of June 30, 2015, 47% of the total gross public debt was denominated in foreign currencies and 53% in Uruguayan pesos, compared to 44% and 56%, respectively, as of December 31, 2014.